Heineken
NV

RECEIVED

2007 JUN -6 A 8:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07024201

SUPPL

date
29 May 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

dlw 6/7

Heineken N.V. regains Amstel brand in South Africa and announces new brewery

Amsterdam, 12 March 2007 - Heineken N.V. announced today that with immediate effect its subsidiary Amstel Brouwerij ("Amstel") has exercised its right to terminate the contract with South African Breweries for the production, marketing, sale and distribution of Amstel Lager in Southern Africa. This follows an arbitration award by the International Court of Arbitration of the International Chamber of Commerce in favour of Amstel.

In addition, Heineken also announced that it has taken an in-principle decision to construct a brewery in South Africa.

Amstel Lager will be marketed, sold and distributed in South Africa through Brandhouse Beverages (Pty) Ltd., the Cape Town headquartered joint venture between Heineken, Diageo and Namibia Breweries. Until the new brewery is complete, the production of Amstel Lager will be sourced from existing Amstel breweries in Europe.

Tom de Man, Regional President Africa and the Middle East of Heineken N.V., commented, "Regaining the Amstel brand is an important development for both the Heineken and Brandhouse businesses. It allows us to further strengthen the existing Brandhouse portfolio and it represents a significant step in building our business in this profitable beer market."

Brandhouse Managing Director, Simon Litherland, commented, "We are delighted with Heineken's announcement and the developments around Amstel. Amstel will be a fantastic addition to our premium brand portfolio and will bring significant scale to our existing beer business".

Amstel Lager is positioned in the premium segment of the South African market and has an 8% market share. In 2006, the premium segment grew above 20%, whilst the total South African beer market grew at 1%.

Amstel initiated the arbitration in 2006 following its conclusion that the acquisition by BevCo LLC of a 15.04% shareholding in SABMiller resulted in a material change in ownership of SABMiller which Amstel reasonably considered to be harmful to the interests of the Heineken Group. Consequently, under the terms of the contract, Amstel became entitled to terminate the agreement.

Editorial information:

Heineken N.V.

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 75,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Brandhouse Beverages (Pty) Ltd

Brandhouse Beverages (Pty) Ltd is a joint venture formed in July 2004 by the following companies who equally own the South African business: Heineken, Diageo, the largest alcohol beverage company in the world and Namibia Breweries Limited, one of the leading manufacturing companies in Namibia and part of the respected Olthaver and List Group.

The Brandhouse portfolio of brands includes J&B, Bell's, Smirnoff, Johnnie Walker, Heineken, Windhoek, Guinness, Baileys, Bertrams VO, Tanqueray, Gilbeys, Captain Morgan Spiced Gold and Black Label and Jose Cuervo.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Heineken finds European Commission decision excessive and unjustified

Amsterdam, 18 April 2007 - Heineken N.V. announced today that it has received the decision of the European Commission stating that Heineken and other brewers operating in the Netherlands restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation that commenced in March 2000.

As a result of its decision, the European Commission has imposed a fine on Heineken of €219,275,000.

Heineken is highly surprised by the decision and finds the fine excessive and unjustified given the strong arguments that the company put forward to the European Commission.

The company disagrees with the suggestion made by the European Commission that prices in the Dutch market were increased via co-ordinated practices. The company demonstrated to the European Commission that consumer prices in the off-trade (food) market actually declined during the time period in question. In the on-trade (horeca) market, the company's price increases were in line with the CPI (Consumer Price Index). In addition, Heineken also argued that in the Netherlands, it has absolutely no involvement in the private label segment of the market, one of the areas that the European Commission investigated.

Once it becomes available, Heineken will study the details of the full version of the decision with the intention to appeal. The company has two months and ten days following the receipt of the full decision in which to file an appeal.

The imposed fine will be treated as an exceptional item in this current year and will have no impact on the Heineken N.V. 2007 full-year forecast of 10-13% organic growth in net profit.

Pending any decision on its next steps, Heineken will refrain from further comment.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA

and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Heineken N.V. General Meeting of Shareholders adopts all proposals on agenda

Amsterdam, 19 April 2007 - Heineken N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions are listed below.

Dividend
The AGM approved the revised dividend policy and the dividend proposal for 2006 of € 0.60 per share. Since an interim dividend of € 0.16 was paid on 20 September 2006, the final dividend will be € 0.44 per share.
Heineken N.V. shares will be quoted ex dividend on Monday 23 April 2007. The final dividend will be made payable on Tuesday 8 May 2007.

Extension of the authorisation of the Executive Board to acquire own shares
The AGM has authorised the Executive Board for the statutory maximum period of 18 months starting 19 April 2007 to acquire shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. The maximum number of shares which may be acquired is the statutory maximum of 10% of the issued share capital of the company;
b. Transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c. Transactions may be executed on the stock exchange or otherwise.

Extension of the authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights
The AGM has authorised the Executive Board for a period of 18 months, starting 19 April 2007 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

Reappointment of Mr. M.R. de Carvalho as member of the Supervisory Board
The AGM re-appointed Mr. M.R. de Carvalho as member of the Supervisory Board for a period of 4 years until and including the General Meeting of Shareholders in 2011.

The full list of resolutions by the AGM of Heineken N.V. of 19 April 2007 can be found under Investor Relations on www.heinekeninternational.com.

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9355
e-mail: veronique.schyns@heineken.com

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Heineken and FEMSA sign ten-year import agreement for U.S.A.

Amsterdam, 26 April 2007 - Heineken N.V. and Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") announced today that Heineken USA and FEMSA Cerveza have extended their existing three-year relationship in the United States for a period of ten years. Heineken will continue to be sole and exclusive importer, marketer and seller of the FEMSA beer brands, Dos Equis, Tecate, Tecate Light, Sol, Bohemia and Carta Blanca, in the U.S.A.

The agreement will become effective 1 January 2008 and will run until 31 December 2017. The new agreement sets the conditions for strong volume growth and brand development driven by increased marketing investment while providing attractive business and economic terms for both companies. Heineken will receive an increased share of the profitability while FEMSA will receive a payment for the exclusive distribution rights.

Massimo von Wunster, Heineken N.V. Regional President of the Americas commented: "The relationship with FEMSA has been very successful for both companies. Our volume growth in the U.S.A. has significantly accelerated as a result of the powerful combination of Heineken's Dutch and FEMSA's Mexican beer brands. This new agreement will enable us to further increase our market share in the high-margin import segment in the U.S.A."

Luis Duran, VP International Markets, FEMSA Cerveza, said: "Our relationship with Heineken USA has succeeded beyond our initial high expectations. Our portfolios truly complement each other, offering consumers the best choice in quality beers. This year, we are looking to leverage the top-notch sales execution and insights of Heineken USA to grow the Dos Equis brand and launch Tecate Light. In the longer term, we are confident that this is the right relationship for us to capture the exciting opportunity that this market continues to offer."

Strong marketing and sales execution and a continued focus on driving quality and innovation have contributed to the excellent performance of Heineken USA in 2006. The portfolio of Mexican beers of FEMSA accounted for 2.5 million hectolitres of Heineken USA's volume, bringing the total volume to 10 million hectolitres. In 2006, Dos Equis has grown 20%, Tecate 12% and the Dutch portfolio 14% by volume. The combined market share of the Dutch portfolio and the FEMSA Mexican portfolio in the imported beer segment in the U.S.A. is approximately 29%.

The Heineken USA brand portfolio includes the Dutch portfolio - Heineken Lager, Heineken Premium Light and Amstel Light - and FEMSA's brands. Through the addition of the FEMSA brands Heineken USA has been able to participate more

broadly in the Hispanic market, the fastest growing demographic group in the U.S.A. In addition, Mexican beer has become more popular with non-Hispanic consumers. The relationship has also given a better regional balance to the overall portfolio. The Dutch portfolio, with traditionally strong performance in the North East, has benefited from the agreement and achieved double-digit growth on the West Coast. FEMSA's brands have grown out of their traditional stronghold, the Southwestern United States and expanded to the Eastern part of the United States.

Editorial information:

Heineken N.V.
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

About FEMSA
FEMSA is the leading beverage company in Latin America, with 2006 revenues of approximately US$11.6 billion. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,800 stores nationwide.

Heineken N.V. achieves solid volume growth in first four months of 2007

Amsterdam, 16 May 2007 – Heineken N.V. announced today that it achieved good beer volume growth across all regions in the first four months of 2007. The announcement was made ahead of Heineken's Financial Markets Conference in Miami, USA. Heineken will leave its previously communicated full-year guidance of 10-13% organic net profit growth[1] unchanged as the full-year result is heavily dependent on performance in the peak-selling season, from May to August.

In the first four months of 2007, consolidated beer volume grew 11.3% to 34.9 million hectolitres with first-time consolidations accounting for 0.9% of the increase. Due to seasonality in the beer industry, volume and profitability in the first four months of a year is relatively low in the Northern hemisphere. In the first four months of 2006, Heineken's consolidated beer volume and net profit (beia) accounted for 28% and 21% respectively of the full-year 2006 numbers.

Consolidated beer volume First four months ('000 hls)	2007	2006	Change
Western Europe	9,443	9,031	4.6%
Central and Eastern Europe	13,937	12,253	13.7%
Americas	4,367	4,131	5.7%
Africa	4,633	3,955	17.1%
Asia Pacific	2,494	1,971	26.5%
Total	**34,874**	**31,341**	**11.3%**

Volume in the first four months of 2007 was favourably affected by the strong performance of the Heineken brand, which saw double-digit growth in the international premium segment of the world beer market. In addition, the company's local brand portfolios developed well across all regions, in part as a result of the mild winter in large parts of Europe.

In the Americas, consolidated volume grew almost 6%. Volume of Heineken USA - excluding Femsa's Mexican beer brands - increased almost 5% thanks to the general consumer trend towards light and premium beers. Heineken Lager and Heineken Premium Light benefited from this trend and grew despite the impact of adverse weather conditions. Heineken Premium Light is on track to meet its volume target of more than 1 million hectolitres sales volume for 2007.

[1] Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies

In Africa and Asia, strong economic growth continued to boost beer volume.

Fit2Fight, Heineken's fixed cost saving programme, is proceeding according to plan and is expected to deliver incremental gross savings between €135 million and €155 million before taxation for 2007.

On 16 and 17 May, Heineken hosts its annual Financial Market Conference which will be audio webcast live on www.heinekeninternational.com/webcast/investor. At the event, Jean-François van Boxmeer, CEO of Heineken N.V., will comment on trading. All presentations will remain on the website for downloading after the conference.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS.
Additional information is available on: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)6 20300139
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31(0)6 51400621
investors@heineken.com

END